June 17, 2024	Christopher J. Voss
Partner
CJ.Voss@klgates.com

U.S. Securities and Exchange Commission	T +1 206 370 7609
Division of Corporation Finance	F +1 206 370 6172
Office of Mergers & Acquisitions
100 F Street, NE
Washington, D.C. 20549

Attn:	Mr. Perry Hindin

Re:	Saltchuk Resources, Inc. / Overseas Shipholding Group, Inc.
SC TO-T filed by Seahawk MergeCo., Inc. and Saltchuk Resources, Inc.
Filed June 10, 2024
File No. 005-30797

Dear Mr. Hindin:

On behalf of Saltchuk Resources, Inc. (“Saltchuk” or “Parent”), and in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission set forth in your letter dated June 13, 2024 (the “Comment Letter”) to the Tender Offer Statement on Schedule TO filed by Seahawk MergeCo., Inc. and Saltchuk on June 10, 2024 (the “Schedule TO”), we submit this letter containing Saltchuk’s response to the Comment Letter.

For your convenience, the text of the Staff’s comment is set forth below in bold, followed by Saltchuk’s response. Capitalized terms not otherwise defined in this letter have the meanings given to them in the Offer to Purchase attached as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”).

Comment

Disclosure on page 22 indicates that Parent owned as of May 19, 2024 approximately 21.1% of the outstanding shares of OSG. Please provide a legal analysis explaining why Parent is not an affiliate engaged in a going-private transaction subject to Exchange Act Rule 13e-3. In responding to this comment, please include a discussion of the defined terms “affiliate” in Rule 13e-3(a)(1) and “control” in Exchange Act Rule 12b-2. You may also wish to consider and address in your response sections 201.01, 201.05 and 201.06 of our Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. Lastly, please also consider the Commission’s discussion in Section II.D. of Exchange Act Release No. 34-39538 (Jan. 12, 1998), including the text accompanying footnote 20 and the last sentence of footnote 20.

Response

After careful consideration of the applicability of Rule 13e-3 (“Rule 13e-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, without limitation, the Division’s guidance in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (“C&DIs”), the Interpretative Release Relating to Going Private Transactions Under Rule 13e-3 (Release No. 34-17719, April 13, 1981) (the “Interpretative Release”), Rule 12b-2 under the Exchange Act, and Release No. 34-39538 (Jan. 12, 1998) relating to Amendments to Beneficial Ownership Reporting Requirements (the “Beneficial Ownership Reporting Amendments Release”), Saltchuk has determined, and respectfully submits to the Staff, that (1) neither Saltchuk nor Purchaser is an affiliate of OSG, (2) OSG’s named executive officers (which constitute all of OSG’s executive officers) (collectively, the “Management Parties”) are not “engaged in” the Transactions and are not affiliates of Saltchuk or Purchaser who exerted control or influence on the transaction process, and (3) the Transactions do not raise the concerns that Rule 13e-3 was intended to address because the Merger Agreement resulted from arm’s-length negotiations with Saltchuk, in a process led by OSG’s board of directors (in consultation with its financial advisor and outside legal counsel). Saltchuk’s analysis is more fully described below.

K&L GATES LLP

925 FOURTH AVENUE SUITE 2900 SEATTLE WA 98104-1158

T +1 206 623 7580 F +1 206 623 7022 klgates.com

A “Rule 13e-3 transaction” includes (i) a “purchase of any equity security [of an issuer] by … an affiliate of such issuer” or (ii) “a tender offer for or request or invitation for tenders of any equity security [of an issuer] made by … an affiliate of such issuer,” that has a reasonable likelihood of causing the delisting of the issuer’s equity securities. Because the Transactions involve the tender offer for OSG’s equity securities, and a second-step merger that would result in a purchase of OSG’s equity securities and a delisting of OSG’s equity securities, our Rule 13e-3 transaction analysis focuses on (a) whether Saltchuk or Purchaser is an affiliate of OSG, (b) whether the Management Parties are affiliates engaged in the transaction, and (c) whether Rule 13e-3 was intended to address the type of transaction at issue, under Rule 13e-3 and the SEC’s guidance.

A.	Background

Saltchuk is a private, family-owned company that provides air cargo, marine services, energy distribution, domestic shipping, international shipping and logistics services through its subsidiary business units and operating companies.

Beginning in July 2019, Saltchuk began to acquire shares of OSG Class A common stock (the “Common Stock”) in open market purchases, and in March 2020 filed a Schedule 13D when its aggregate holdings exceeded 5% of the outstanding Common Stock. Saltchuk amended its Schedule 13D in August 2020 and April 2021 to reflect additional purchases of OSG Common Stock.

2	June 17, 2024

At the time Saltchuk filed its initial Schedule 13D, reporting ownership of approximately 13% of OSG’s outstanding stock, Cyrus Capital Partners, L.P. (“Cyrus Capital”), an investment firm unaffiliated with Saltchuk, held approximately 24% of OSG’s outstanding stock. At the time of Saltchuk’s most recent purchase of OSG Common Stock in April 2021, Saltchuk reported ownership of approximately 17.5% of OSG’s outstanding stock, and Cyrus Capital continued to hold approximately 24% of OSG’s outstanding stock. Throughout this period, a representative of Cyrus Capital served on OSG’s board of directors.

As noted in its initial Schedule 13D filing, Saltchuk believed that OSG’s Common Stock was undervalued and represented an attractive investment opportunity.1 Although Saltchuk acquired the OSG shares for investment purposes and not with the purpose of changing or influencing the control of OSG, or in connection with or as a participant in any transaction having that purpose or effect, Saltchuk elected to disclose its ownership stake on Schedule 13D rather than on Schedule 13G after careful consideration and out of an abundance of caution, in the event that Saltchuk might in the future change its intentions with respect to the matters referenced in Item 4 of its Schedule 13D.

Since Saltchuk’s most recent purchase of OSG Common Stock, OSG has undertaken a series of stock repurchases. Because these stock repurchases decreased the number of outstanding shares of OSG Common Stock, the percentage of OSG’s outstanding shares held by Saltchuk passively increased to approximately 21%, even though Saltchuk has not acquired any additional shares since April 2021.

No director of OSG or Management Party owns any interest in Saltchuk.

Prior to January 26, 2024, the date on which Saltchuk proposed to acquire all of the outstanding shares of OSG Common Stock not already owned by Saltchuk for $6.25 per share, nine other stockholders, including three other Schedule 13D/G filers and the CEO of OSG, owned approximately 34% of the outstanding Common Stock.

Like other bidders for OSG, Saltchuk was required to participate in a competitive bidding process managed by OSG’s board (including a transaction committee composed of OSG’s independent directors) with the assistance of OSG’s outside legal counsel and financial advisor. As part of that process, on February 27, 2024, like other bidders, Saltchuk entered into a non-disclosure agreement with OSG that included a standstill provision. Ultimately, as a result of the process undertaken by the OSG board, on April 23, 2024, Saltchuk submitted a revised proposal pursuant to which it proposed to acquire all of the outstanding shares of OSG not already owned by Saltchuk for $8.50 per share in cash (the “Revised Saltchuk Proposal”). The Revised Saltchuk Proposal represented a 61% premium to OSG’s 30-day volume-weighted average price on January 26, 2024, the last trading day before Saltchuk disclosed its original $6.25 proposal, and a 44% premium to the January 26, 2024 closing price of OSG Common Stock. It also represented a 36% premium to Saltchuk’s original $6.25 per share proposal.

1 During the period July 2019 – April 2021, OSG’s stock traded at between $1.80 and $2.60 per share. OSG’s stock closed at $5.83 on January 25, 2024, the day before Saltchuk publicly disclosed its interest in acquiring OSG.

3	June 17, 2024

Immediately following the closing of the tender offer and merger, OSG will be a wholly-owned subsidiary of Saltchuk, and the four current directors of Purchaser (none of whom are Management Parties) will serve as the directors of OSG. Saltchuk anticipates that Mr. Samuel Norton, OSG’s Chief Executive Officer and President (“Mr. Norton”), will subsequently be appointed to the board of OSG as a fifth director, although Saltchuk has no contractual obligation to do so, Mr. Norton has no right to be a member of the post-closing board of OSG, and Mr. Norton will be subject to removal as a director at any time, with or without cause, by Saltchuk. No other Management Parties are expected to be appointed to the post-closing board of OSG.

B.	Neither Saltchuk nor Purchaser is an Affiliate of OSG

Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such issuer.” Exchange Act Rule 12b-2 defines “control” to mean “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

It is generally understood that beneficial ownership above 10% of a class of voting securities requires special scrutiny of the facts and circumstances of the relationship to determine whether or not a person is an affiliate. The determination of “control,” which is fundamental to the concept of “affiliate” as defined in Rule 13e-3, is dependent upon specific facts and circumstances. As noted in footnote 28 of the Interpretive Release, “The existence of a control relationship [between a target company and an acquiror] does not turn solely upon the ownership of any specific percentage of securities. Rather, the question is whether there is the ability, directly or indirectly, to direct or to cause the direction of the management and policies of [the target], whether through the ownership of voting securities, contract or otherwise.” It should also be noted that footnote 20 to the Beneficial Ownership Reporting Amendments Release indicates that the beneficial ownership reporting rules (which, among other things, limit Passive Investor (as defined therein) status to holders of less than 20% of the class of subject securities) do not “create a presumption that beneficial ownership of 20 percent or more indicates control,” despite the “inherent control implications corresponding to such ownership positions held by persons that do not purchase securities in the ordinary course of business” noted in the text accompanying footnote 20.

4	June 17, 2024

Saltchuk lacks “control” over OSG because, notwithstanding its approximate 21.1% ownership of OSG’s outstanding shares, Saltchuk does not possess the power to direct or cause the direction of the management and policies of OSG. Saltchuk acquired all of its OSG shares in either open market transactions or privately-negotiated purchases with third parties and not from OSG, and Saltchuk has none of the rights that traditionally accompany an investment intended to provide the investor with influence or control over the management and policies of OSG. Saltchuk has not had, and does not currently have, any representation on OSG’s board of directors or a contractual right to nominate any candidates to the board; has not been and is not currently a party to any stockholder’s agreement, voting agreement, support agreement, or other contractual arrangement with OSG or with respect to OSG’s voting securities; and has no commercial relationship with OSG. Prior to entering into the Merger Agreement, which was entered into after arm’s-length negotiations with OSG, as described below, Saltchuk did not have any approval or veto rights over any activities or matters involving OSG, or any right to be involved, or even consulted, with respect to any such activities or matters. Saltchuk has never sought to exert control or influence over OSG’s management, operations, or policies, and has never undertaken a “hostile” position or been an activist with respect to OSG.

Moreover, as noted in the Beneficial Ownership Reporting Amendments Release, Saltchuk’s 21.1% ownership of OSG’s outstanding shares does not presumptively indicate control.

Because Saltchuk does not possess control with respect to OSG, Saltchuk has determined that neither Saltchuk nor Purchaser is an “affiliate” of OSG.

C.	The Management Parties are not “Engaged in” the Transaction

According to C&DI Section 201.05, the Staff considers the Management Parties to be affiliates of OSG. However, the Management Parties are not “engaged in” the transaction and are not affiliates of Saltchuk or Purchaser and, therefore, are not subject to Rule 13e-3.

C&DI Section 201.01 provides that continuity of management post-transaction is an important consideration in a Rule 13e-3 transaction analysis. Where such continuity of management exists, factors to consider include: “increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquiror, and the representation of management on the board of the acquiror.” In addition, C&DI Section 201.05 provides that an important element of the Rule 13e-3 analysis is whether “the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to ‘control’ the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., ‘possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.’).”

We respectfully submit that the totality of the foregoing factors suggest that the Management Parties are not “engaged in” the transaction and are not affiliates of Saltchuk or Purchaser.

5	June 17, 2024

Except as described below, at the time of the signing of the Merger Agreement, there were no, and there continues to be no, formal or informal agreements, arrangements or understandings among the Management Parties, on the one hand, and Saltchuk and Purchaser, or their respective affiliates, on the other hand, with respect to post-closing employment or compensation, incentive or equity arrangements for the Management Parties, including no employment agreements, offer letters or term sheets with respect to the foregoing. Indeed, each of Saltchuk and Purchaser represented to OSG, pursuant to Section 6.9 of the Merger Agreement, that none of Saltchuk, Purchaser nor any of their affiliates is a party to any such agreement with any director, officer or affiliate of OSG relating to (i) the Merger Agreement or the transactions contemplated thereby or (ii) OSG, its subsidiaries, its businesses or its operations, including as to continuing employment from and after the effective time of the Merger, except as expressly authorized by OSG (which exception would include only the “Good Reason Waivers” described below).

OSG and Saltchuk have entered into “Good Reason Waivers” with four of the five Management Parties (each, a “Waiver Executive”), pursuant to which each Waiver Executive has waived his or her ability to resign for “Good Reason” under his or her existing employment agreement with OSG due to the mere occurrence of the Offer and Merger or any change in employment duties and responsibilities that reasonably result from the fact that OSG will cease to be publicly traded. As an inducement for the Waiver Executives to waive his or her ability to resign for “Good Reason” under his or her employment agreement in connection with the Offer and Merger, Saltchuk has agreed to negotiate new employment agreements with each of the Waiver Executives in good faith, which will provide for (i) compensation and benefits that are consistent in all respects with Saltchuk’s employee-related obligations under the Merger Agreement (which apply generally to OSG nonunion employees), and (ii) long-term incentive opportunities that provide substantially equivalent value as each Waiver Executive’s annual long-term equity-based compensation granted in 2024. If Saltchuk fails to enter into a new employment agreement with any Waiver Executive before the 60th day following consummation of the Merger, that Waiver Executive’s outstanding rights to cash payments under the Merger Agreement in respect of his or her OSG time- and performance-based restricted stock units will be accelerated and paid in full promptly thereafter, with performance-based awards paid assuming performance achievement at target. The negotiation of such new employment agreements has not yet commenced.

Saltchuk did not commence negotiating the Good Reason Waivers with the Waiver Executives until May 15, 2024, 19 days into Saltchuk’s 21-day exclusivity period under the Saltchuk Revised Proposal and four days prior to the signing of the Merger Agreement. Accordingly, such discussions began long after the determination of the purchase price (which was not altered from the purchase price set forth in the Saltchuk Revised Proposal) and other material terms of the Merger Agreement (including the termination fee payable by OSG to Saltchuk in certain circumstances), and at a time when negotiations with respect to the definitive Merger Agreement were at a significantly advanced stage.

6	June 17, 2024

The Management Parties collectively hold beneficial ownership of less than 8% of OSG’s Common Stock (the only class of outstanding voting securities of OSG). Like all other stockholders, the Management Parties will receive $8.50 per share as cash consideration in the Transactions for all of their shares of OSG Common Stock. Similarly, as described in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in “The Tender Offer—Section 11. Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase, the Management Parties’ equity incentive awards outstanding as of the Offer Acceptance Time will, at the effective time of the Merger (the “Effective Time”), like all other such equity incentive awards, be converted into either (i) cash consideration to be paid to the Management Parties shortly following the Effective Time or (ii) the right to receive future cash payments from OSG upon the achievement of certain performance conditions to be determined following the closing of the Merger, in each case subject to the terms and conditions described in the Merger Agreement.

None of the Management Parties has an equity interest in Saltchuk or Purchaser, nor will they receive any equity in the continuing company or in Saltchuk, or any securities convertible, exercisable or exchangeable for equity securities of OSG or Saltchuk. Other than Mr. Norton, none of the Management Parties are expected to serve as directors of OSG or Saltchuk post-closing, and Mr. Norton, as one member of an anticipated five-member board of directors of OSG post-closing, will not have a deciding vote in any decisions of that board of directors. Further, as noted above, Saltchuk has no contractual obligation to appoint Mr. Norton to the post-closing board of OSG, Mr. Norton has no right to be a member of the post-closing board of OSG, and Mr. Norton will be subject to removal as a director of OSG at any time, with or without cause, by Saltchuk. It should also be noted that naming Mr. Norton as a director of OSG post-closing is consistent with Saltchuk’s approach to its other six business units, for which the business leader of each business unit also serves on the business unit’s board. The Merger Agreement provides that, and Saltchuk expects that, the Management Parties will serve as executive officers of OSG immediately post-closing. However, Footnote 6 of Release No. 34-16075 (adopting Rule 13e-3) states that “the Commission would not view a person as an affiliate of the purchaser solely because such person … is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.” Moreover, the Management Parties are subject to removal from those executive officer positions with or without cause by the post-closing board of directors of OSG.

None of the Management Parties are directors, managers, employees or otherwise affiliated with Saltchuk or Purchaser, and none of the Management Parties will serve as directors of Saltchuk, or otherwise be in a position to control Saltchuk, following the Merger.

In sum, there is no reason to believe that the Management Parties would be in a position to “control” Saltchuk or the Surviving Corporation within the meaning of Exchange Act Rule 12b-2 (other than through senior management positions in the Surviving Corporation and Mr. Norton’s role as one member of the Surviving Corporation’s anticipated five-member board of directors which, as noted above, the Commission does not view to be an indication, in and of itself, that the Management Parties are affiliates of Saltchuk and Purchaser), and the totality of the factors enumerated in C&DI Section 201.01 or C&DI Section 201.05 do not suggest in this instance that the Management Parties are “engaged in” the transaction or are affiliates of Saltchuk or Purchaser.

7	June 17, 2024

D.	The Transactions Do Not Raise the Concerns that Rule 13e-3 was Intended to Address

As a general matter, Saltchuk believes that the Transactions are not the type of transactions that Rule 13e-3 is designed to regulate, as none of Saltchuk or Purchaser, or the Management Parties, were on “both sides” of the transaction based on the facts and circumstances of the transaction.

It is Saltchuk’s understanding that the SEC adopted Rule 13e-3 to, among other things, protect unaffiliated security holders in a “going private” transaction from potential self-dealing by an issuer’s affiliate standing on both sides of the transaction. In the SEC’s Interpretative Release, the SEC signaled its concern that an affiliate of the issuer standing on both sides of a transaction could design the transaction to accommodate its interests rather than (or at the expense of) the interests of the issuer’s unaffiliated security holders.

As described in “Item 4. The Solicitation or Recommendation” of OSG’s Schedule 14D-9, the transaction process leading up to execution of the Merger Agreement was overseen by, and the Merger Agreement and the transactions contemplated therein were unanimously approved by, the OSG board (all but one of whom is an independent director and none of whom have connections to, or an affiliation with, Saltchuk or Purchaser) after consulting with its financial advisor and outside legal counsel. The OSG board (advised by its financial advisor and outside legal counsel) carefully considered and engaged in arm’s-length negotiations with representatives of Saltchuk and Purchaser in respect of the Transactions.

In addition, as noted above, the Management Parties will not be “rolling over” any equity securities of OSG in the Transactions, and none of the Management Parties has an equity interest in Saltchuk or Purchaser. Further, no Management Parties serve, and Saltchuk does not expect that the Management Parties will serve, on Saltchuk’s board of directors or otherwise be in a position to control Saltchuk following the Merger. Although the Management Parties are expected to serve as executive officers of the Surviving Corporation and Mr. Norton is expected to serve as a member of the Surviving Corporation’s board of directors, the Commission does not view such arrangements alone to be an indication that the Management Parties are affiliates of Saltchuk and Purchaser, as noted above.

In the Interpretive Release, the Staff has also expressed the concern that transactions between companies and their affiliates may have “a coercive effect”: “Additionally, such transactions may have a coercive effect. Although several types of going private transactions may require a vote of security holders, this requirement frequently proves to be a mere formality since the affiliates of the issuer may already hold the requisite percentage of securities for approval. In other types of transactions there may be no requirement (other than that imposed by [Rule 13e-3]) that information concerning the transaction be disseminated to security holders prior to the consummation of the transaction.”

8	June 17, 2024

Those concerns are not present in this case. The holders of Shares have the choice to either tender into or refrain from tendering in the Offer, and the Offer is conditioned on there having been validly tendered in the Offer and not withdrawn before the expiration of the Offer that number of Shares which, when added to any Shares already owned by Saltchuk, Purchaser and their affiliates, represents at least one share more than a majority of all issued and outstanding Shares as of the expiration date of the Offer (other than shares held by OSG). None of Saltchuk, Purchaser or OSG has entered into agreements with any other stockholder of OSG to support the Offer or the Merger. Further, Saltchuk and Purchaser were required to provide detailed disclosures about the Offer to stockholders of OSG pursuant to Rule 14d-3 promulgated under the Exchange Act. In short, after considering the above factors and the lack of other relevant connections between Saltchuk or Purchaser, on the one hand, and the Management Parties, on the other hand, we believe that the present circumstances are not ones in which management is “standing on both sides of the transaction.” (Release No. 34-17719).

E.	Conclusion

We respectfully advise you of our view that the Transactions are not a going private transaction between OSG and an affiliate of OSG. None of Saltchuk or Purchaser is an affiliate of OSG, and the Management Parties are not engaged in the Transactions. Accordingly, Exchange Act Rule 13e-3 does not apply to the Transactions.

Should any questions arise in connection with this response letter, please do not hesitate to contact me at +1 206 370 7609 or Michelle McCreery at +1 412 355 8317.

Very truly yours,

/s/ Christopher J. Voss
Christopher J. Voss

cc:	Dave Stewart, Saltchuk Resources, Inc.
Susan Allan, Overseas Shipholding Group, Inc.
Philip Richter, Fried, Frank, Harris, Shriver & Jacobson LLP
Ryan Messier, Fried, Frank, Harris, Shriver & Jacobson LLP
Michelle R. McCreery, K&L Gates LLP

9	June 17, 2024